SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Launches TopSeis -

The Solution for Imaging Shallow Reservoirs

Industry-first source-over-spread solution delivers step-change in exploration and development of Barents Sea/Norwegian Shelf

Paris, France – August 29, 2016

CGG announced today at ONS 2016 the launch of TopSeis™, the latest evolution in offshore broadband seismic, specifically designed to overcome the intrinsic lack of near offsets inherent in 3D towed-streamer seismic.

Exacerbated by the use of progressively wider spreads to meet the industry’s quest for greater efficiency, the lack of near offsets leads to an inability to image shallow geological features, such as faults, gas pockets, channels and stratigraphic pinch-outs, effectively. By overcoming this shortcoming, TopSeis enables exploration and development teams to make critical investment decisions on the basis of superior high-density broadband data delivered at a lower cost compared to other techniques, notably ocean bottom seismic.

TopSeis is the latest outcome of eight years of collaboration between Lundin Norway AS and CGG to develop innovative broadband solutions, including early benchmarking of CGG’s BroadSeis™ solution, to improve subsurface understanding and increase exploration success. Its dual-vessel acquisition design, which places CGG’s broadband source over a customized receiver spread, combined with proprietary imaging, is an industry first. Extensive field trials have shown TopSeis to be a highly-effective solution which delivers unsurpassed broadband imaging of shallow targets.

Turning the concept of shooting-over-the-spread acquisition into reality required a team of experts from multiple CGG business lines, including marine, multi-client, subsurface imaging and Sercel equipment.

TopSeis will play a key part in a forthcoming integrated geoscience study, including an extensive commercial survey CGG plans to acquire in the Barents Sea in 2017. This will offer other early adopters of this new technology the opportunity to benefit from the anticipated step-change in image quality for exploration and development in this region. TopSeis is also expected to have significant potential for applications in other areas offshore Norway as well as other parts of the world.

Halvor Jahre, Exploration Manager, Lundin Norway AS, said: “After successful close cooperation with CGG to develop, design and test the TopSeis acquisition concept, we view TopSeis as the next generation of broadband seismic acquisition. Results from a test offshore Gabon appear to confirm the data uplift indicated by modeling studies and we plan to move forward with full-scale TopSeis surveys on the Loppa High in the Barents Sea during 2017.”

Jean-Georges Malcor, CEO of CGG, said: “CGG has once again drawn on the multi-disciplinary expertise within its integrated geoscience offering to spearhead another step-change in seismic imaging to enhance subsurface knowledge. We are delighted to have had the opportunity to work so closely with Lundin on the development of TopSeis and look forward to seeing how this solution will open the door to a better understanding of shallow reservoirs to help oil and gas companies extract the full potential of these highly prospective fields in the Barents Sea and beyond. As we have seen with StagSeis™, the full-azimuth solution that we purpose-designed for subsalt imaging in the Gulf of Mexico, these made-to-measure approaches can prove very successful and reap dividends for the industry as a whole.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 29th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO